Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Years Ended June 30,						Six Months Ended December 31,				Years Ended December 31,
	2003		2004		2005		2004		2005		2006		2007
EARNINGS:
Income (loss) before income tax expense	$77,660		$46,157		$99,102		$32,551		$80,223		$(116,645)		$126,095
Add: Fixed charges	14,375		13,161		12,993		6,454		6,547		13,026		12,856

Earnings as defined	$92,035		$59,318		$112,095		$39,005		$86,770		$(103,619)		$138,951

FIXED CHARGES:
Interest expense	$10,038		$8,663		$8,488		$4,244		$4,253		$8,488		$8,495
Amortization of deferred
financing fees	2,542		2,145		2,152		1,080		1,080		2,168		1,523

Interest expense as reported	12,580		10,808		10,640		5,324		5,333		10,640		10,018
Portion of rent expense as interest	1,795		2,353		2,353		1,129		1,214		2,386		2,838

Fixed charges as defined	$14,375		$13,161		$12,993		$6,453		$6,547		$13,026		$12,856

Ratio of earnings to fixed charges	6.4	x	4.5	x	8.6	x	6.0	x	13.3	x	(8.0	)x	10.8	x
     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.